3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

January 9, 2018

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	Equinox Funds Trust (the “Trust”)

  1940 Act File No. 811-22447

  1933 Act File No. 333-168569

Dear Mr. O’Connor:

This letter addresses the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the preliminary notice of meeting, proxy statement, and form of proxy card filed with the Commission on December 4, 2017 (the “Preliminary Materials”) to be furnished to shareholders of the Equinox Campbell Strategy Fund (the “Fund”), a series of the Trust, in connection with a special meeting of shareholders of the Fund to be held on February 5, 2018 (the “Meeting”).

The Meeting is being called in order to ask shareholders to (i) approve a new fee schedule to the Investment Advisory Agreement between the Trust, on behalf of the Fund and Equinox Institutional Asset Management, LP (“Equinox”); (ii) approve a sub-advisory agreement by and between the Trust, on behalf of the Fund, Campbell & Company Investment Adviser LLC (“Campbell”) and Equinox (the “Sub-Advisory Agreement”); and (iii) authorize the Board of Trustees of the Trust (the “Board”) and Equinox to enter into and materially amend investment sub-advisory agreements on behalf of the Fund without obtaining shareholder approval.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures in the Preliminary Materials. The Staff’s comments are set forth below in italicized text followed by the Trust’s response to the Staff’s comments.

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U.S. Securities and Exchange Commission

Mr. James O’Connor

January 9, 2018

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1.

In response to the second question under “Frequently Asked Questions,” please clarify that (a) the change in the implementation of the strategy will result in an overall net decrease of aggregate direct and indirect expenses of the Fund and (b) indirect swap expenses are not included in the fee table.

Response: The proxy statement has been revised to address the Staff’s comment.

2.	Please clarify that indirect swap expenses are not included in the fee table.

Response: The proxy statement has been revised to address the Staff’s comment.

3.

In regards to the current contract, please disclose (i) the date of the current contract, (ii) the date that it was last submitted to shareholders and the purpose of that submission, and (iii) whether any action was taken with respect to the current contract since the beginning of the Fund’s last fiscal year.

Response: The proxy statement has been revised to address the Staff’s comment.

4.	Please consider revising the fee table to compare the current and pro-forma fees and expenses on a class-by-class basis.

Response: The proxy statement has been revised to address the Staff’s comment.

5.

Please confirm that Footnote 8 to the fee table is in accord with the Commission’s Accounting Staff’s position described in AICPA’s 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: Confirmed. The current and proposed expense limitation agreements permit the recapture of prior year expenses only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

U.S. Securities and Exchange Commission

Mr. James O’Connor

January 9, 2018

6.	Please confirm whether or not Item 22(c)(6) and Item 22(c)(7) of Schedule 14A are applicable to the Fund.

Response: The Trust confirms that Item 22(c)(6) and Item 22(c)(7) of Schedule 14A are not applicable to the Fund at this time.

7.	Confirm that the table includes all of the Adviser’s directors and officers.

Response: Confirmed.

8.

Please confirm whether the other funds advised by Equinox and Campbell (“Other Funds”) disclosed in the proxy statement have similar investment objectives as the Fund, and whether Equinox or Campbell waives, reduces, or has otherwise agreed to reduce their compensation with respect to each of the Other Funds.

Response: The Trust confirms that the Fund and each of the Other Funds share similar investment objectives. The proxy statement has been revised to reflect the Staff’s comment regarding fee waivers.

9.

Please confirm whether the independent trustees of the Trust have their own legal counsel, and if so, whether such counsel assisted the independent trustees in reviewing the proposed investment advisory and sub-advisory agreements.

Response: The independent trustees do not have their own legal counsel at this time.

10.

Please disclose whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (e.g., pension funds and other institutional investors). If the board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the board in determining to recommend that the shareholders approve the advisory contract.

Response: The Trust respectfully notes that such disclosure is included in the discussions of investment performance and

U.S. Securities and Exchange Commission

Mr. James O’Connor

January 9, 2018

cost of services provided to the Fund under the heading “Basis for the Board’s Recommendation to Approve Proposals 1 and 2.” The Trustees considered the proposed fees and other expenses that would be paid by the Fund to Equinox under the proposed fee schedule to the advisory agreement as compared to those of representative comparable funds managed by Equinox and other investment advisers. The Trustees also considered the fees that Campbell charges to three other registered investment companies for which it serves as an adviser noting that the proposed contractual sub-advisory fee payable by Equinox to Campbell with respect to the Fund will be higher than the contractual sub-advisory fees payable by the two of the three other funds sub-advised by Campbell. The Trustees evaluated explanations provided by Campbell as to differences in fees to be received under the Sub-Advisory Agreement and other funds managed by Campbell including, but not limited, to the differences among the strategies of the Campbell Program and the trading strategies of the two other funds advised by Campbell with lower fees.

11.

Please clarify why the trustees concluded that the adviser and sub-advisor have the ability to improve the Fund’s performance or why their performance is satisfactory given their consistent underperformance relative to its peer group.

Response: The proxy statement has been revised to address the Staff’s comment.

12.	Please clarify that there will be no broker non-votes on the proposals because each of the proposals is non-routine under Rule 452 of the New York Stock Exchange Rules.

Response: The proxy statement has been revised to address the Staff’s comment.

13.	Please furnish the information required by Item 6(d) of Schedule 14-A.

Response: The proxy statement has been revised to address the Staff’s comment. The required information is attached

U.S. Securities and Exchange Commission

Mr. James O’Connor

January 9, 2018

hereto as Exhibit A.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust

John M. Ford, Esq.

Exhibit A

Name and Address of Owner	Number of Shares of Held of Record or Beneficially	Percentage of Class
Class A
RBC CAPITAL MARKETS LLC MUTUAL FUND OMNIBUS PROCESSING OMNIBUS ATTN MUTUAL FUND OPS MANAGER 60 S 6TH ST # P08 MINNEAPOLIS MN 55402-4413 211 MAIN STREET SAN FRANCISO CA 94105-1905	114,113.703	5.29%
LPL FINANCIAL OMNIBUS CUSTOMER ACCOUNT ATTN LINDSAY O TOOLE 4707 EXECUTIVE DR SAN DIEGO CA 92121-3091	153,025.435	7.09%
RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS HOUSE ACCT FIRM 92500015 ATTN: COURTNEY WALLER 880 CARILLON PKWY SAINT PETERSBURG FL 33716-1102	464,822.452	21.53%
PERSHING LLC 1 PERSHING PLAZA JERSEY CITY NJ 07399-0002	185,093.573	8.57%
Class C
LPL FINANCIAL OMNIBUS CUSTOMER ACCOUNT ATTN LINDSAY O TOOLE 4707 EXECUTIVE DR SAN DIEGO CA 92121-3091	145,422.147	6.36%
RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS HOUSE ACCT FIRM 92500015 ATTN: COURTNEY WALLER 880 CARILLON PKWY SAINT PETERSBURG FL 33716-1102	985,180.456	43.06%
Class P
LPL FINANCIAL OMNIBUS CUSTOMER ACCOUNT ATTN LINDSAY O TOOLE 4707 EXECUTIVE DR SAN DIEGO CA 92121-3091	244,185.107	5.51%

Name and Address of Owner	Number of Shares of Held of Record or Beneficially	Percentage of Class
RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS HOUSE ACCT FIRM 92500015 ATTN: COURTNEY WALLER 880 CARILLON PKWY SAINT PETERSBURG FL 33716-1102	3,961,536.162	89.36%
Class I
STRAFE & CO FBO CCT - POOLED FUND - MAIN R63547005 P O BOX 6924 NEWARK DE 19714-6924	19,264,898.284	68.34%